Exhibit 1

PERION’S UNDERTONE DIVISION NAMED AS A SNAPCHAT CREATIVE PARTNER

This Partnership Fortifies Perion’s Growth Strategy, Via Undertone, Its Creative Advertising Division

TEL AVIV & NEW YORK- October 3, 2017 - Perion Network Ltd. (NASDAQ: PERI) announced that Undertone, its creative advertising division and a leader in engaging digital advertising experiences for brands and publishers, has been named an official Snapchat Creative Partner. As a Snapchat Creative Partner, Undertone has been recognized for its outstanding ability to bring its dynamic creative to the Snapchat platform.

Doron Gerstel, Perion’s CEO commented, “This is a strategic partnership for Perion, adding another layer to our creative advertising division. For the last 16 years, Undertone has been helping the world’s most recognizable brands deliver engaging digital ad experiences to drive business results. We are honored that Snapchat has recognized our work and included Undertone as a part of the elite group of partners.”

The Snapchat platform offers brands a number of creative capabilities, including gaming, interactive video, image and video carousels, and user-customizable fields. Undertone has already partnered with brands like Unify Water and Niagara to help them deliver high impact creative that taps into the unique functions and features of the Snapchat platform.

“This partnership underlines our commitment to cross-platform creativity and helping brands connect with consumers however they consume content,” said Mike Pallad, President of Undertone. “With 173 million daily users around the world, Snapchat represents an important avenue for brands.  We are proud that Snapchat has recognized our commitment to delivering impactful creative for our clients.”

About Perion Network Ltd.:

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
perion.investor.relations@perion.com

Source: Perion Network Ltd.